UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   January 27, 2011

S&W SEED COMPANY

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

001-34719	27-1275784
(Commission File Number)	(IRS Employer Identification No.)

25552 South Butte Avenue	
Five Points, CA	93624
(Address of Principal Executive Offices)	(Zip Code)

(559) 884-2535

(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   Entry into a Material Definitive Agreement.

On January 27, 2011, S&W Seed Company (the "Company") entered into a two-year Employment Agreement with its President and Chief Executive Officer, Mark S. Grewal (the "Employment Agreement"), a copy of which is filed as Exhibit 10.1 to this report. A summary of the terms of the Employment Agreement are set forth under Item 5.02 below and are incorporated herein by this reference.

Item 5.02.   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

As set forth above under Item 1.01, the Company and its President and Chief Executive Officer, Mark S. Grewal, entered into a two-year Employment Agreement on January 27, 2011.

Under the terms of the Employment Agreement, the Company has agreed to pay Mr. Grewal an annual salary of $225,000 (the "Base Salary") and $1,000 per month to cover an automobile allowance and insurance coverage. Mr. Grewal will also be entitled to receive periodic bonuses from time to time in the discretion of the Compensation Committee of the Board of Directors (the "Committee"), and he will entitled to participate in the Company's equity incentive plans that are in effect from time to time.

The Base Salary will be subject to review by the Committee not less frequently than annually, and adjustments to the Base Salary may be made in the discretion of the Committee. The Base Salary may not be reduced other than (i) pursuant to a reduction that also is applied to substantially all other executive officers of the Company in a substantially similar manner and proportion or (ii) to give effect to the Committee's policy, if any and as published in documents filed with the Securities and Exchange Commission, for aligning Mr. Grewal's compensation with the compensation of chief executive officers of the Company's peer group.

In the event Mr. Grewal's employment is terminated without "cause," he will be entitled to receive a cash severance of three months of his Base Salary in effect immediately before the Date of Termination if it occurs during the first year of the employment term and six months of Base Salary, if terminated thereafter. In addition, if such termination without cause occurs prior to the third anniversary of the effective date of the Employment Agreement (*i.e.*, January 27, 2014), any unvested options granted pursuant to an equity incentive plan will be accelerated and become fully-vested and non-forfeitable. If Mr. Grewal is terminated for cause, all vesting of outstanding options or other equity awards will terminate and he will not be entitled to additional cash payments.

No later than 90 days before the end of the term of the Employment Agreement, the Company and Mr. Grewal will discuss whether and under what circumstances the Employment Agreement will be renewed.

Item 9.01.   **Financial Statements and Exhibits.**

Exhibit	Description
10.1	Employment Agreement between the Registrant and Mark S. Grewal, dated January 27, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

S&W SEED COMPANY

By: _____/s/ Matthew K. Szot_____
Matthew K. Szot
Vice President Finance and Chief Financial Officer

Date: February 1, 2011